EXHIBIT 1
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FOR IMMEDIATE RELEASE                                                1 June 2004


                              WPP Group plc ("WPP")

WPP has today submitted its 2003 Annual Report and Accounts to the UK Listing Authority. The Report will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone number: (0)20 7066 1000

The Report can also be accessed online at www.wpp.com


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